THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

January 2, 2014

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for fiscal year ended December 31, 2012
Filed February 12, 2013
File No. 1-1927

Dear Ms. Rocha:

This letter is in response to the letter, dated December 18, 2013 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.	We note your response to prior comment 1. Given that a portion of pension costs is allocated to cost of goods sold, quantify how much of your pension costs are capitalized as part of inventory at each balance sheet date. We note your proposed revised disclosure included in your response. Please revise your draft disclosure to include historical information so we may assess the effect of pension costs on cost of goods sold (CGS), selling, administrative and general expense (SAG) and operating income.

Net periodic pension costs capitalized in inventory at December 31, 2012 are approximately $37 million compared to approximately $35 million at December 31, 2011.

In our Form 10-K for the year ended December 31, 2013 and in future filings, we will include the following additional disclosure under the heading “Critical Accounting Policies – Pensions and Other Postretirement Benefits”:

“Net periodic pension costs are recorded in CGS [Cost of Goods Sold], as part of the cost of inventory sold during the period, or SAG [Selling, Administrative and General expense] in our Consolidated Statements of Operations, based on the specific roles (i.e., manufacturing vs. non-manufacturing) of employee groups covered by each of our pension plans. In 2013, approximately XX% and XX% of net periodic pension costs are included in CGS and SAG, respectively, compared to 80% and 20%, respectively, in 2012 and 2011.” [If there are significant percentage changes between periods, we will explain the reasons.]

*            *             *            *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Thomas D’Orazio, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company